UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2023
Commission File Number: 001-40692

Riskified Ltd.

(Translation of the registrant's name into English)
Riskified Ltd.
Europe House
Sderot Sha’ul HaMelech 37
Tel Aviv-Yafo, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

The 2023 Annual General Meeting of Shareholders (the “Meeting”) of Riskified Ltd. (the “Company”), will be held on Tuesday, August 8, 2023, at 4:00 p.m. (Israel time), at the Company’s headquarters at 37 Sderot Sha’ul HaMelech, Tel Aviv-Yafo 6492806, Israel. The Company will distribute a Notice and Proxy Statement and a proxy card to all shareholders of record as of the close of business on June 29, 2023. In connection with the Meeting, the Company hereby furnishes the following documents:

(i) Notice and Proxy Statement with respect to the Company’s Meeting, which describes the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii) Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

The Notice and Proxy Statement is attached to this Report on Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Report on Form 6-K as Exhibit 99.2.

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-258461, 333-265150 and 333-270006).

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on August 8, 2023

99.2	Proxy Card for the Company’s Annual General Meeting of Shareholders to be held on August 8, 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Riskified Ltd.
(Registrant)

	By:	/s/ Eido Gal
Date: June 30, 2023	Name:	Eido Gal
	Title:	Chief Executive Officer